EXHIBIT 99.1

Fury Extends High-Grade Gold Mineralization at Snake Lake

VANCOUVER, Canada – February 2, 2022 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to provide results for eight (8) drill holes from the Snake Lake prospect one kilometre (km) east of the defined resource at the Eau Claire deposit located in the Eeyou Istchee Territory James Bay region of Quebec. Significant intercepts include 20.70 g/t gold (Au) over 1.5metres (m) in drill hole 21SL-008, 5.16 g/t Au over 2.50m in drill hole 21SL-003 and 7.14 g/t Au over 1.5m in drill hole 21SL-009. Collectively the mineralization intercepted in this round of drilling has expanded the shallow gold mineralization footprint within the Snake Lake structural corridor to over 950m of strike extent (Figure 1).

“We are very pleased to announce recent drill results at Snake Lake, as they continue to demonstrate that the high-grade gold mineralization within the Snake Lake structural corridor has room to grow east of the Eau Claire deposit,” commented Tim Clark, CEO of Fury. “As we look forward, we remain focused and our confidence has increased considerably on advancing Eau Claire’s eastern and western extensions, as these targets present significant discovery potential.”

The reported intercepts of 7.14 g/t Au over 1.5m (21SL-009) and 4.36 g/t Au over 1.0m (21SL-006) are situated along the newly identified mineralized horizon located between the Eau Claire and Snake Lake structures, first recognized from drill hole 21SL-001, which returned intercepts of 19.6 g/t Au over 0.5m and 2.85 g/t Au over 5m (see news release dated May 18, 2021) (Figure 2). Gold mineralization along this newly identified structure, associated with quartz-feldspar porphyry dykes with abundant quartz-tourmaline veining similar to the Eau Claire style of mineralization, has now been intercepted over approximately 500m of strike. The remainder of the reported intercepts, including 20.70 g/t Au over 1.5m (21SL-008) and 5.16 g/t Au over 2.50m (21SL-003), are along the main Snake Lake structure at the contact between mafic volcanic and meta-sedimentary rocks where historical exploration focused on shallow mineralization. Fury’s technical team plans to target both structures with additional drilling in 2022. Results from the eight exploration holes are listed below in Table 1.

Table 1: Snake Lake Area Drill Results

Hole ID	From	To	Length (m)	Au g/t
21SL-003	449.0	451.5	2.5	5.16
21SL-004	No Significant Interceptions
21SL-005	562.0	564.0	2.0	1.40
21SL-006	129.0	130.0	1.0	4.36
	425.0	428.0	3.0	1.75
	431.0	434.0	3.0	1.44
	444.0	445.0	1.0	2.46
21SL-007	406.5	408.0	1.5	1.38
21SL-008	139.5	141.0	1.5	2.65
	282.0	283.5	1.5	1.56
	295.5	297.0	1.5	20.70
	303.0	304.5	1.5	3.58
21SL-009	51.0	52.5	1.5	7.14
21SL-010	223.5	225.0	1.5	2.72
	287.0	289.0	2.0	2.42
	293.0	294.5	1.5	2.33

Lengths are drill indicated core length, as insufficient drilling has been undertaken to determine true widths at this time. Main intervals - Au grade*thickness no less than 2 g/t*m with grade is no less than 1 g/t, maximum consecutive dilution 2m.

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Snake Lake Exploration Drilling

The reported intercepts, located along the volcanic-sediment contact that characterizes the Snake Lake structure of 20.70 g/t Au over 1.5m (21SL-008) and 5.16 g/t Au over 2.5m (21SL-003) paired with previously announced intercepts of 94.10 g/t Au over 0.5m (21EC-018 – see news release dated May 18, 2021) and 6.43 g/t Au over 1.5m (21EC-010 – see news release dated March, 30, 2021), have increased the gold mineralized footprint within the Snake Lake structural corridor to 1,100m down-plunge and over 950m along strike, as illustrated in Figure 1.

Gold mineralization along the newly identified structure, located between the main Snake Lake and Eau Claire structures, has now been intercepted over approximately 500m of strike extent. The gold mineralization along this structure is hosted within mafic volcanic rocks with associated quartz-feldspar porphyry dykes and abundant quartz tourmaline veining up to 20m in width (Figure 2). The discovery and confirmation of the continuity of gold mineralization along this structure suggests a high probability of encountering new significant mineralized zones throughout the immediate area.

“We are very impressed with how quickly the high-grade gold mineralized footprint at Snake Lake is expanding through the first thirteen step-out holes, particularly along this newly identified structure. In addition to the recent success at the Hinge target we now see two mineralized structures at Snake Lake, which further confirms our belief that significant ounces can be added to the project through continued exploration,” stated Michael Henrichsen, SVP Exploration of Fury.

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Snake Lake: Two Mineralized Horizons Identified to Date

150 to 300-Metre Step Outs

950 m
S
S'
Tonalite
Quartz Feldspar Phyric Intrusive
ER17-796
13.24 g/t Au over 2.65m
21SL-001[1]
19.6 g/t Au over 0.5m (VG @ 220m)
2.85 g/t Au over 5m
incl. 8.51 g/t Au over 1m
3.78 g/t Au over 1m (VG @ 212m)
7.51 g/t Au over 2m
incl. 23.9 g/t Au over 0.5m
21SL-003[1]
5.16 g/t Au over 2.5m
21SL-009[1]
7.14 g/t Au over 1.5m
21SL-008[1]
20.7 g/t Au over 1.5m
Basalt Flow
1.1 km
Sediment-epiclastic
Legend
Fury Drill Hole
Historical Drill Hole
Drill Intercepts
Au g/t
10
5
2.5
1
21EC-018[1]
94.1 g/t Au over 0.5m
200 m
1. Main intervals - Au grade*thickness no less than 2g/t*m with grade is no less than 1g/t, maximum consecutive dilution 2m
Eau Claire
Newly Identified Structure
Snake Lake Structure
Snake Lake
Eau Claire Structure
Resource projected on surface

Figure 1: Snake Lake long section showing gold intercepts along both the Snake Lake Structure and the new structure to the south. Gold mineralization has been intersected over 1,100m down-plunge and 950m along strike within the Snake Lake Structural corridor.

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Snake Lake: Exploring Two High-Grade Gold Mineralized Structures

Cross Section - Looking West

21SL-009[1]
7.14 g/t Au over 1.5m
Trenching highlights
20.0 g/t Au over 2.0m
incl. 67.9 g/t over 0.5m
5.15 g/t Au over 1.5m
incl. 14.1 g/t over 0.5m
21SL-003
21SL-001
21SL-008
21SL-009
A
A'
21SL-001[1]
19.6 g/t Au over 0.5m (VG @ 220m)
2.85 g/t Au over 5m
incl. 8.51 g/t Au over 1m
3.78 g/t Au over 1m (VG @ 212m)
ER16-592
12.2 g/t Au over 1.5m
2.38 g/t Au over 6.7m
incl. 4.88 g/t Au over 2.1m
ER17-798
6.62 g/t Au over 2m
21SL-001[1]
7.51 g/t Au over 2m
incl. 23.9 g/t Au over 0.5m
ER17-796
13.24 g/t Au over 2.65m
1.21 g/t Au over 6m
incl. 4.56 g/t Au over 1.05m
21SL-003[1]
5.16 g/t Au over 2.5m
21SL-008[1]
20.7 g/t Au over 1.5m
200 m
Eau Claire Structure
Legend
Fury Drill Hole
Historical Drill Holes
Geology
Tonalite
Quartz Feldspar Phyric Intrusive
Sediment-epiclastic
Basalt Flow
Snake Lake Structure
New Mineralized Structure
1. Main intervals - Au grade thickness no less than 2g/t*m with grade is no less than 1g/t, maximum consecutive dilution 2m

Figure 2: Illustrates a cross section of the Snake Lake structural corridor where mineralization has been identified along two discrete structures approximately 150m apart.

Technical Disclosure

Analytical samples from drill holes 21SL-001 through 21SL-003 were taken by sawing NQ diameter core into equal halves on site with one half being sent to Actlabs in Val d’Or, QC for preparation and then to Actlabs in Thunder Bay, ON for analysis. All samples are assayed using 50 g nominal weight fire assay with atomic absorption finish (1A2B-50) and multi-element four acid digest ICP-AES/ICP-MS method (1F2). Where 1A2B-50 results were greater than 5 ppm Au the assays were repeated with 50 g nominal weight fire assay with gravimetric finish (1A3-50). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision.

Analytical samples for drill holes 21SL-004 through 21SL-010 were taken by sawing HQ diameter core into equal halves on site with one half sent to ALS Chemex in Val D’or, QC for preparation and analysis. All samples were assayed using a 50 g nominal weight fire assay with inductively coupled plasma – atomic emission spectrometry finish (Au-ICP22) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-ICP22 results were greater than 0.5 ppm Au the assay was repeated with a 50 g nominal weight fire assay with atomic absorption finish (Au-AA24). Samples containing more than 5 ppm by Au-AA24 were re-assayed with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision.

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David Rivard, P.Geo, Exploration Manager at Fury, is a “qualified person” within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a Canadian-focused exploration company positioned in two prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Salisha Ilyas, Vice President, Investor Relations

Tel: (437) 500-2529

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed to be “forward-looking information” or “forward-looking statements” within the meaning of applicable securities laws, which relate to the future operations of the Company and other statements that are not historical facts. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”. Specific forward-looking information contained in this release primarily relates to statements that suggest that future work at Eau Claire will potentially increase the known resources.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially. Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct. Exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2020 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s Annual Report including the Base Shelf Prospectus available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which inherently can only as of the date made.

Cautionary Note to United States Investors Concerning Estimates of Mining Disclosure

The mining and technical disclosure throughout this release is made in accordance with applicable Canadian law and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). The Company’s descriptions of its projects using applicable CIM Standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws.

- End -

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